UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item 4. FINANCIAL STATEMENTS AND EXHIBITS

a) The following Plan financial statements, schedules and reports are attached hereto:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits at December 31, 2015 and 2014

    Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014

    Notes to Financial Statements

    Supplemental Schedule

    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Deferred Salary Savings Plan Committee
Univest Corporation of Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2016

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2015	2014
Assets:
Investments, at fair value	$40,695,823	$38,328,209
Contributions receivable	61,355	63,119
Notes receivable from participants	70,488	18,119
Interest and dividends receivable	38,239	44,514
Total assets	40,865,905	38,453,961

Liabilities:
Excess contributions payable	65,499	57,241
Net assets available for benefits	$40,800,406	$38,396,720

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2015	2014
Additions (reductions):
Investment income:
Interest and other	$76	$100
Dividends	176,658	207,412
Net (depreciation) appreciation in fair value of investments	(298,977)	1,798,393
Total investment (loss) income	(122,243)	2,005,905

Interest income on notes receivable from participants	3,657	725

Contributions:
Employer	1,010,240	829,684
Participants	2,997,023	2,365,998
Rollovers	318,759	565,966
Total contributions	4,326,022	3,761,648

Total additions	4,207,436	5,768,278
Deductions:
Benefits paid directly to participants	4,663,788	4,079,061
Total deductions	4,663,788	4,079,061
Net (decrease) increase in net assets available for benefits	(456,352)	1,689,217

Transfer in of plan assets	2,860,038	—

Net assets available for benefits:
Beginning of year	38,396,720	36,707,503
End of year	$40,800,406	$38,396,720

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)    Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a) General
The Plan is a deferred salary savings plan covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the Board of Directors of the Corporation under a written plan and trust agreement between the Employer and the Trustee. The Trustee refers to members of the Board of Directors who are trustees of the Plan and trust and are collectively referred to as the Trustee. The Trustee has appointed Univest Bank and Trust Co. (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.
On January 1, 2015, the Corporation completed the acquisition of Valley Green Bank. The Corporation merged the assets of the Valley Green Bank 401(k) Profit Sharing Plan of $2,860,038 into the Plan during the first quarter of 2015. The assets included the transfer of existing participant loan balances totaling $108,507 with interest rates of 4.25% and maturity dates ranging from 2017 through 2019. In accordance with the Plan, upon completion of the acquisition, former Valley Green Bank employees were eligible to participate in the Plan and were credited for their years of service with Valley Green Bank.
(b) Plan Amendments
Effective April 1, 2015, the Plan was amended and restated in its entirety to conform to the requirements of the current IRS remedial amendment cycle. Several discretionary changes were made in conjunction with the restatement, including the addition of “in-plan Roth rollover” provisions which allow participants to convert vested pre-tax accounts to after-tax Roth accounts by direct rollover within the Plan, in accordance with Section 402A(c)(4)(E) of the Internal Revenue Code. In addition, the definition of eligible compensation was clarified to reduce the risk of compliance related issues. Neither the restatement, in general, nor any of the discretionary amendments had a significant impact on the Plan's financial statements.
Effective January 1, 2014, the Plan was amended for the following provisions: (i) a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for eligibility purposes and for vesting of the Employer’s matching contributions, (ii) in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification.
(c)    Contributions
Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the Internal Revenue Code (IRC) maximum allowable limit for 2015 of $18,000 if under age 50 and $24,000 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Additional amounts may be contributed at the election of the Corporation’s Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
Effective as of January 1, 2014, the Plan provides for automatic enrollment. Participants on or after January 1, 2014 are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.
(d) Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, a registered investment company bond fund and pooled separate accounts with John Hancock Life Insurance Company (U.S.A.) (John Hancock). New participants do not have the option to invest in the Corporation’s common stock or the registered investment company bond fund.
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution and (b) Plan earnings (losses).
(f) Vesting
Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period. Effective January 1, 2014, a participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for vesting of the Employer’s matching contributions.
(g) Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70½.
(h) Notes Receivable from Participants
Loans to participants from the Plan are not permitted; however, effective January 1, 2014, in the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification. The loans are secured by the balance in the participant's account. Principal and interest payments are paid ratably through payroll deductions and are added to the participant's account balance. At December 31, 2015, outstanding loans totaled $70,488 with interest rates of 4.25% and maturity dates ranging from 2017 through 2019.
(i) Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(j) Excess Contributions
Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions during 2015 were recorded as a liability, with a corresponding reduction to contributions, and were refunded to participants in March 2016.
(k) Forfeited Accounts
Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2015 and 2014, the Corporation used forfeited amounts to reduce employer contributions by $19,617 and $41,540, respectively. At December 31, 2015 and 2014, forfeited nonvested accounts that were not used to reduce employer contributions totaled $1,631 and $0, respectively.

(2)    Summary of Accounting Policies

(a) Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
(b) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Reclassifications
Certain reclassifications have been made to the 2014 financial statements to conform to the 2015 presentation.
(d) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair Value Measurements" for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance plus any accrued but unpaid interest.
(f) Expenses
The Corporation pays the costs of trust and other administrative services of the Plan.
(g) Payment of Benefits
Benefit payments to participants are recorded when paid.
(h) Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting Defined Contribution Pension Plans (Topic 962) Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The ASU was issued to reduce complexity in employee benefit accounting. Part I eliminates the requirement that employee benefit plans measure fully benefit–responsive investment contracts at fair value and provide the related fair value disclosure, rather these contracts are to be measured and disclosed only at contract value. Part II eliminates the requirement that plans disclose: (a) individual investments that represent five percent or more of net assets available for benefits; (b) the net appreciation or depreciation for investments by general type; and (c) investments disaggregated by nature, risks and characteristics. Part III provides a practical expedient to permit plans with a fiscal year-end that does not coincide with a calendar month-end to measure investments and investment-related activity as of a month-end date that is closest to the plan’s fiscal year-end. This ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis. Early application is permitted. Plan management elected to early adopt Part II of this guidance for the December

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

31, 2015 plan year-end. Parts I and III were not applicable to the Plan. The adoption of Part II of this guidance did not have a material impact on the Plan's financial statements.
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years and is to be applied retrospectively to all periods presented. Early application is permitted. Plan management elected to early adopt this guidance for the December 31, 2015 plan year-end. The adoption of this guidance did not have a material impact on the Plan's financial statements.

(3)    Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

•
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.
The Federated Total Return Bond Fund is a registered investment company, which is valued at the net asset value of shares on a market exchange at the end of the trading day. The Federated Total Return Bond Fund is classified in Level 1 in the fair value hierarchy.
The Plan had $36,207,071 and $33,326,188 of investments in participation units held in pooled separate accounts through sub-accounts of an insurance company at December 31, 2015 and 2014, respectively. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Included in the pooled separate accounts, is a stable value fund which represents participation units of a collective investment trust for which the net asset value is based on the market value of the underlying investments. The stable value fund is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust.
The underlying securities in other pooled separate accounts are listed on national securities exchanges and valued on the basis of year-end closing prices. The Plan has concluded that the net asset value as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted net asset value under agreements with the insurance company.
It is possible that the redemption rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in market conditions, liquidity requirements, and the economic environment may significantly affect the net asset value of the pooled separate accounts and, consequently, the fair value of the Plan’s investments.
The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.
The following table presents the fair value of the Plan’s investments at December 31, 2015 and 2014, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Cash	$25,934	$—	$—	$25,934
Univest Corporation of Pennsylvania common stock	3,542,529	—	—	3,542,529
Federated Total Return Bond Fund	920,289	—	—	920,289
Total assets in the fair value hierarchy	4,488,752	—	—	4,488,752
Pooled separate accounts measured at net asset value (a)	—	—	—	36,207,071
Total investments	$4,488,752	$—	$—	$40,695,823

	Fair value measurements at December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Cash	$46,992	$—	$—	$46,992
Univest Corporation of Pennsylvania common stock	3,917,533	—	—	3,917,533
Federated Total Return Bond Fund	1,037,496	—	—	1,037,496
Total assets in the fair value hierarchy	5,002,021	—	—	5,002,021
Pooled separate accounts measured at net asset value (a)	—	—	—	33,326,188
Total investments	$5,002,021	$—	$—	$38,328,209
(a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The net asset value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (b)	Redemption Notice Period
Stable value collective trust fund, pooled separate account	$1,461,633	N/A	Daily	up to 12 months (c)
Other pooled separate accounts	34,745,438	N/A	Daily	None
Total pooled separate accounts	$36,207,071

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (b)	Redemption Notice Period
Stable value collective trust fund, pooled separate account	$822,737	N/A	Daily	up to 12 months (c)
Other pooled separate accounts	32,503,451	N/A	Daily	None
Total pooled separate accounts	$33,326,188
(b) Participant transactions (purchases and sales) may occur daily subject to the short-term trading policies of the Plan Sponsor. Additional restrictions may be imposed at the request of the fund company of an underlying fund as outlined in their prospectus.
(c) Participant transactions (purchases and sales) may occur daily. However, participant withdrawals may be subject to a delay of up to 7 or 30 additional calendar days if it is determined, respectively, that such delay is necessary to maintain adequate liquidity for, or to avoid an adverse impact on, the underlying trust or investment vehicle. In addition, the fund’s declaration of trust provides that withdrawals for purposes other than normal benefit payments or plan permitted investment option transfers are subject to either a market value adjustment or without a market value adjustment and effected no later than 12 months. These events may include, but are not limited to, the following: mergers, layoffs, plan termination, implementation of early retirement incentive programs, additional investment options are established that constitute a competing fund, or other events within the control of the Plan Sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the contract.

(4)    Parties-in-Interest Transactions
At December 31, 2015 and 2014, the Plan had an interest-bearing deposit account with the Bank with a balance of $20,802 and $46,992, respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2015 and 2014, the Plan held 169,824 and 193,554 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $3,542,529 and $3,917,533, respectively.
The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.
The Plan has investments in participation units held in pooled separate accounts through sub-accounts of John Hancock. John Hancock provides services to the Plan as the custodian and record keeper; therefore, these investments and transactions qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan also had an noninterest-bearing cash account with John Hancock with a balance of $5,132 and $0, respectively.

(5)    Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(6)    Risks and Uncertainties
The Plan has holdings in various investments including common stock of the Corporation, a registered investment company bond fund, and pooled separate accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2015

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*Univest Corporation of Pennsylvania:
*Univest Bank and Trust Co. cash - money market account			**	$20,802
*Univest Corporation of Pennsylvania common stock	169,824	Shares of common stock	**	3,542,529
*Federated Total Return Bond Fund	86,412	Registered investment companies units	**	920,289

*John Hancock Life Insurance Company (U.S.A.):
*John Hancock noninterest-bearing cash account				5,132

*John Hancock Pooled Separate Accounts:
John Hancock Retirement Living Through 2055 - Active Strategies	18,283	Pooled separate account sub-account units	**	189,166
John Hancock Retirement Living Through 2050 - Active Strategies	12,907	Pooled separate account sub-account units	**	168,375
John Hancock Retirement Living Through 2045 - Active Strategies	41,208	Pooled separate account sub-account units	**	626,985
John Hancock Retirement Living Through 2040 - Active Strategies	19,387	Pooled separate account sub-account units	**	295,252
John Hancock Retirement Living Through 2035 - Active Strategies	31,453	Pooled separate account sub-account units	**	477,755
John Hancock Retirement Living Through 2030 - Active Strategies	49,146	Pooled separate account sub-account units	**	733,725
John Hancock Retirement Living Through 2025 - Active Strategies	61,479	Pooled separate account sub-account units	**	912,705
John Hancock Retirement Living Through 2020 - Active Strategies	19,001	Pooled separate account sub-account units	**	281,363
John Hancock Retirement Living Through 2015 - Active Strategies	5,232	Pooled separate account sub-account units	**	76,650
John Hancock Retirement Living Through 2010 - Active Strategies	116	Pooled separate account sub-account units	**	1,697
John Hancock Lifestyle Aggressive - Active Strategies	2,344	Pooled separate account sub-account units	**	1,099,785
John Hancock Lifestyle Growth - Active Strategies	10,353	Pooled separate account sub-account units	**	4,642,433
John Hancock Lifestyle Balanced - Active Strategies	16,303	Pooled separate account sub-account units	**	4,981,839
John Hancock Lifestyle Moderate - Active Strategies	6,167	Pooled separate account sub-account units	**	1,429,683
John Hancock Lifestyle Conservative - Active Strategies	1,908	Pooled separate account sub-account units	**	465,699
John Hancock Vanguard Energy Fund	5,445	Pooled separate account sub-account units	**	394,446
John Hancock International Small Cap Fund	454	Pooled separate account sub-account units	**	17,018
John Hancock Vanguard Small Cap Growth Index Fund	7,434	Pooled separate account sub-account units	**	257,359
John Hancock Oppenheimer Developing Markets Fund	5,152	Pooled separate account sub-account units	**	308,051
John Hancock Undiscovered Managers Behavioral Value Fund	3,578	Pooled separate account sub-account units	**	209,281
John Hancock International Equity Index Fund	3,256	Pooled separate account sub-account units	**	55,253
John Hancock DFA US Small Cap Fund	24,026	Pooled separate account sub-account units	**	943,928
John Hancock Small Cap Index Fund	1,105	Pooled separate account sub-account units	**	34,202
John Hancock Franklin Small-Mid Cap Growth Fund	1,321	Pooled separate account sub-account units	**	99,494
John Hancock EuroPacific Growth Fund	10,812	Pooled separate account sub-account units	**	721,866
John Hancock Invesco Small Cap Growth Fund	6,147	Pooled separate account sub-account units	**	265,546
John Hancock American Century Heritage Fund	14,283	Pooled separate account sub-account units	**	465,049
John Hancock Vanguard Mid-Cap Growth ETF	17,272	Pooled separate account sub-account units	**	197,068
John Hancock Real Estate Securities Fund	5,365	Pooled separate account sub-account units	**	461,066
John Hancock T. Rowe Price Health Sciences Fund	6,323	Pooled separate account sub-account units	**	748,790
John Hancock Financial Industries Fund	2,086	Pooled separate account sub-account units	**	47,937
John Hancock Vanguard Small Cap Value Index Fund	7,757	Pooled separate account sub-account units	**	215,447
John Hancock Mid Cap Index Fund	15,195	Pooled separate account sub-account units	**	619,418
(continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2015

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
John Hancock Invesco International Growth Fund	5,204	Pooled separate account sub-account units	**	101,566
John Hancock Disciplined Value Fund	45,056	Pooled separate account sub-account units	**	995,532
John Hancock Blue Chip Growth Fund	46,806	Pooled separate account sub-account units	**	2,420,229
John Hancock Vanguard Mid-Cap Value ETF	18,064	Pooled separate account sub-account units	**	206,670
John Hancock Mid Value Fund	13,936	Pooled separate account sub-account units	**	373,306
John Hancock Vanguard Growth Index Fund	11,243	Pooled separate account sub-account units	**	654,479
John Hancock Total Stock Market Index Fund	25,140	Pooled separate account sub-account units	**	597,099
John Hancock Utilities Fund	13,682	Pooled separate account sub-account units	**	433,476
John Hancock Vanguard Value Index Fund	20,199	Pooled separate account sub-account units	**	777,087
John Hancock 500 Index Fund	841	Pooled separate account sub-account units	**	1,065,186
John Hancock Franklin Mutual Global Discovery Fund	9,131	Pooled separate account sub-account units	**	883,653
John Hancock Washington Mutual Investors Fund	17,107	Pooled separate account sub-account units	**	1,077,053
John Hancock American Balanced Fund	14,994	Pooled separate account sub-account units	**	556,091
John Hancock PIMCO All Asset Fund	3,496	Pooled separate account sub-account units	**	70,617
John Hancock Fundamental Large Cap Value Fund	3,581	Pooled separate account sub-account units	**	592,981
John Hancock High Yield Fund	6,522	Pooled separate account sub-account units	**	204,062
John Hancock PIMCO Global Bond Fund	7,124	Pooled separate account sub-account units	**	126,530
John Hancock PIMCO Real Return Fund	10,346	Pooled separate account sub-account units	**	195,303
John Hancock Fidelity Advisor Total Bond	92,472	Pooled separate account sub-account units	**	970,187
John Hancock Stable Value Fund	1,073,663	Pooled separate account sub-account units	**	1,461,633
Total John Hancock Pooled Separate Accounts			**	36,207,071
Total investments			**	40,695,823
*Notes receivable from participants	2017 - 2019 maturity dates; 4.25% interest rate		—	70,488
Total investments and notes receivable from participants				$40,766,311

Note: Current value for notes receivable from participants represents unpaid principal balance plus any accrued but unpaid interest.
*Indicates party in interest to the Plan.
**Cost is not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

DEFERRED SALARY SAVINGS PLAN COMMITTEE

By:	/s/ Jeffrey M. Schweitzer
Jeffrey M. Schweitzer, Trustee

June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm